
HINDALCO
ADITYA BIRLA GROUP

82-3428


05008210

Ref: AM:PVK:100:2005

Date:- 30th April, 2005

The Stock Exchange, Mumbai
Phiroze Jeejeebhoy Towers,
Dalal Street
MUMBAI - 400 001.
Fax No. 272 2037/272 3121/2722041

SUPPL

Kind Attn:- Mr. Sanjay Golecha, Dy. Gen. Manager

WE ARE SENDING HEREWITH OUR AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 31ST MARCH, 2005, FOR YOUR READY REFERENCE AND RECORD.

Also find enclosed a Copy of the Press Release.

We hope you will find this in order.


PROCESSING
SECTION
RECEIVED
MAY 10 2005
SEC MAIL
WASH, D.C.

Thanking you,

Yours faithfully,
For Hindalco Industries Limited



ANIL MALIK
Company Secretary


PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

Encl:- as above

cc.to:- **Securities and Exchange Commission**
Attn:- International Corporate Finance
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.





HINDALCO INDUSTRIES LIMITED

Regd. Office: "Century Bhavan",3rd Floor, Dr. Annie Besant Road, Worli, Mumbai-400 025

AUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST MARCH,2005

(Rupees in Million)

	Particulars	Nine Months ended 31/12/2004	Quarter ended 31/03/2005	Quarter ended 31/03/2004	Year ended 31/03/2005 (Audited)	Year ended 31/03/2004 (Audited)
1	Net Sales & Operating Revenues	70,076	25,157	18,894	95,233	62,084
2	Other Income	1,950	750	679	2,700	2,400
3	Total Expenditure	53,595	18,872	14,909	72,467	47,081
	(a). (Increase)/Decrease in Stock in Trade	(2,279)	(278)	516	(2,557)	(1,019)
	(b). Consumption of Raw Materials	34,612	11,784	9,587	46,396	31,009
	(c). Staff Cost	3,131	995	615	4,126	2,371
	(d). Manufacturing and Operating Expenses	14,819	5,293	3,475	20,112	11,989
	(e). Other Expenditure	3,312	1,078	716	4,390	2,731
4	Interest & Finance Charges	1,320	380	527	1,700	1,772
5	Gross Profit	17,111	6,655	4,137	23,766	15,631
6	Depreciation	3,237	1,396	874	4,633	3,175
7	*Profit before Tax & Extra Ordinary Expenses*	13,874	5,259	3,263	19,133	12,456
	Extra Ordinary Expenses	-	91	-	91	-
8	Profit before Tax	13,874	5,168	3,263	19,042	12,456
9	Provision for Tax	4,866	1,598	1,041	6,464	4,067
	(a). Provision for Current Tax	4,015	1,690	804	5,705	2,606
	(b). Provision for Deferred Tax	851	(92)	237	759	1,461
10	Net Profit for the period	9,008	3,570	2,222	12,578	8,389
	Provision for deferred tax for earlier years	199	(915)	-	(716)	-
11	Net Profit	8,809	4,485	2,222	13,294	8,389
12	Paid-up Equity Share Capital					
	(Face Value : Rs.10/- per Share)	928	928	925	928	925
13	Reserves				75,738	67,654
14	Basic & Diluted EPS (Rs.)	95	48	24	143	91
15	Aggregate of non-promoter shareholding					
	(a). Number of shares				68,706,740	69,941,039
	(b). Percentage of shareholding				74.06%	75.63%

SEGMENT-WISE REVENUE, RESULTS AND CAPITAL EMPLOYED UNDER CLAUSE 41 OF THE LISTING AGREEMENT

(Rupees in Million)

	Particulars	Nine Months ended 31/12/2004	Quarter ended 31/03/2005	Quarter ended 31/03/2004	Year ended 31/03/2005 (Audited)	Year ended 31/03/2004 (Audited)
1.	**Segment Revenue**					
	(a) Aluminium Business	37,956	14,565	8,753	52,521	29,958
	(b) Copper Business	32,120	10,592	10,141	42,712	32,126
		70,076	25,157	18,894	95,233	62,084
	Less: Inter Segment Revenue	-		-		-
	Net Sales/Income from operations	70,076	25,157	18,894	95,233	62,084
2.	**Segment Results (Profit/Loss before Tax and interest from each Segment)**					
	(a) Aluminium Business	11,740	4,217	2,639	15,957	8,906
	(b) Copper Business	1,892	646	514	2,538	3,097
		13,632	4,863	3,153	18,495	12,003
	Less: Interest & Finance Charges	(1,320)	(380)	(527)	(1,700)	(1,772)
		12,312	4,483	2,626	16,795	10,231
	Add: Other un-allocable Income net off un-allocable expenses	1,562	776	637	2,338	2,225
	Profit before Tax & Extraordinary Items	13,874	5,259	3,263	19,133	12,456
3.	**Capital Employed (Segment Assets-Segment Liabilities)**					
	(a) Aluminium Business	53,847	55,129	40,661	55,129	40,661
	(b) Copper Business	36,368	37,813	27,622	37,813	27,622
		90,215	92,942	68,283	92,942	68,283

Notes:

1 The Scheme of Arrangement (the Scheme) u/s. 391 to 394 of the Companies Act, 1956 between the Company, Indian Aluminium Company, Limited (Indal) and the respective shareholders and creditors for transfer by way of demerger of all the business undertakings (other than the aluminum foil business unit at Kollur, Andhra Pradesh) of Indal to the Company w.e.f. 1st April, 2004 has been sanctioned by the Hon'ble High Courts of Judicature at Bombay and Calcutta on January 14, 2005, and December 23, 2004, respectively.

The Scheme was made effective on 7th March, 2005 upon compliance with requisite approvals/formalities. In consideration, the Company has issued 299522 equity shares to other shareholders of Indal and consequently the issued and paid up Share Capital of the Company has increased by Rs.3 Million. Further, in terms of the Scheme Rs.2098.5 million has been debited to Securities Premium Account.

The Scheme has been given effect to in the accounts and accordingly results for the Nine Months ended 31st December, 2004, Quarter and Year ended 31st March, 2005 are inclusive of results of the demerged undertakings transferred to and vested in the Company w.e.f. 1st April, 2004, and therefore corresponding figures of last financial year are not comparable.

2 In compliance with the Accounting Standard 28 relating to "Impairment of Assets" issued by the Institute of Chartered Accountants of India, the Company has assessed its assets for impairment and provided Rs.1103.09 million (net of deferred tax liability) towards provision for impairment of assets as at 1st April, 2004 and the same has been adjusted against opening revenue reserves.

3 *The Company has restated its deferred tax liabilities /assets* relating to earlier years at the rates proposed (i.e. substantively enacted) in the Finance Bill, 2005 and the effect thereof has been given in the above results for the quarter ended 31st March, 2005. The deferred tax liability for the year has also been provided at such proposed rates.

4 The extraordinary item of Rs.91 million relates to expenses incurred on demerger.

5 During the quarter, the Company has tied up a ten year secured Rupee Term Loan Facility amounting to Rs. 49500 million priced at a spread of 65 basis points over the 5 year Sovereign for its expansion projects. The first tranche of Rs.4950 million was drawn on 30th March 2005 at an interest of 7.07%

6 In April, 2005 the Company has completed the expansion of its Copper Smelter at Dahej in Gujarat from 250000 MTPA to 500000 MTPA. Commissioning trials are in progress.

7 The Board of Directors has recommended a dividend of Rs.20 per share subject to approval of the shareholders at the Annual General Meeting.

8 Disclosure relating to number of complaints from investors during the quarter:

Pending as on 01.01.2005	Received	Resolved		Pending as on
1	6	6		1

9 Figures of previous periods have been regrouped wherever found necessary.

10 The above results have been taken on record at the meeting of the Board of Directors of the Company held on Saturday, 30th April, 2005.

Place: Mumbai
Dated: 30th April, 2005

By and on behalf of the Board

D. Bhattacharya
Managing Director


HINDALCO
ADITYA BIRLA GROUP

PRESS RELEASE

Date: 30.04.2005

HINDALCO

THE ADITYA BIRLA GROUP'S FLAGSHIP COMPANY FY 2004-05 RESULTS

REACHES A NEW PEAK

NET PROFIT FOR FY 2005 at Rs. 1,329 Crores
Expansion of Copper Smelter to 500,000 TPA completed
Onto a High Growth Trajectory

DIVIDEND Rs. 20 per Share Payout Increased by 23%

	Q4 FY2005	Q4 FY2004	FY 2005	FY 2004
	Rs. Crores	Rs. Crores	Rs. Crores	Rs. Crores
Turnover	2,516	1,889	9,523	6,208
Operating Profit	628	399	2,276	1,500
PBDIT	704	466	2,546	1,740
Net Profit	449	222	1,329	839
EPS (in Rs.)	48	24	143	91

Given that Indal business barring the Kollur foil plant has been transferred to Hindalco, the numbers for the earlier year are not comparable.

Q4 Performance

Hindalco, the flagship Company of the Aditya Birla Group, has posted a stellar performance during the 4th Quarter.

The Company attained a net sales and operating revenue of Rs.2,516 Crores driven by better realisations, volumes and an enriched product mix comprising largely of value added products. While Aluminium margins surged, Copper margins remained flat despite higher volumes on account of weak TC/RC (Treatment Charges/Refining Charges) and steep reduction in import duty.

Sales & Operating Revenue

Net Sales and operating revenue of Hindalco in the 4th Quarter stand at Rs. 2,516 Crores, vis-à-vis Rs. 1,889 Crores of last year.

Of this, the Aluminium business has recorded sales of Rs. 1,457 Crores (boosted by inclusion of Indal's sales) vis –a- vis Rs. 875 Crores last year.

The Copper business' net sales and operating revenue stood at Rs. 1,059 Crores in the 4th Quarter, reflecting a rise of 8% over Rs. 1,014 Crores in the corresponding quarter of previous year.

Profits

The company's profit before Tax is Rs. 517 Crores against Rs. 326 Crores.

Profits after Tax was Rs. 449 Crores inclusive of a credit of Rs. 92 Crores towards the provision for deferred tax liability of the earlier years written back.

Financial Performance

The Company's financial performance both for the Quarter ended 31st March 2005 as well as the full year is as indicated.

(Rs. In Crores)

Particulars	Quarter ended 31st March 2005	Quarter ended 31st March 2004	Year ended 31st March 2005	Year ended 31st March 2004
Net Sales & Operating Revenue	**2,516**	**1,889**	**9,523**	**6,208**
PBDIT	704	467	2,546	1,740
Interest & Financing Charges*	38	53	170	177
Depreciation	140	87	463	318
Profit before Extraordinary items & Tax	526	326	1,913	1,246
Extraordinary expense	9	-	9	-
Provision for Taxes	160	104	646	407
Net Profit for the period	377	222	1,258	839
Provision of deferred tax for earlier years written back	92	-	72	-
Net Profit	**449**	**222**	**1,329**	**839**
Equity Capital	92.8	92.5	92.8	92.5
EPS (Rs)	48	24	143	91

*Net of capitalisation

On a proforma basis, if the profits for last year are restated after incorporating the profits of the business transferred from Indal, the net profit in FY 2005 has shown an impressive growth of 36% on a comparable base.

Dividend

The Directors have recommended a dividend of Rs. 20 per equity share (Last Year : Rs.16.50). This will be paid in line with the applicable regulations. The total outgo, including tax on dividend would be Rs. 211.59 Crores (Last Year : Rs.172.14 Crs)

Fund Raising

In March 2005, Hindalco tied up a 10-year secured rupee term loan facility of to Rs. 4,950 Crores priced at a spread of 65 basis points over the 5-year Sovereign for its expansion projects. The first tranche of Rs. 495 Crores was drawn down on 30th March 2005 at an interest rate of 7.07% p.a. The balance is to be drawn over a period of two years. This is the largest syndicated loan facility of its kind in corporate India.

Operational Review

Aluminium

As stated earlier, the numbers of Hindalco Aluminium business are not comparable. These hve been provided in the intersest of giving the composite picture.

(Production Qty in MT)

	Q4 FY 2005	Q4 FY 2004	FY 2004-05	FY 2003-04
Aluminium Metal	106,800	83,282	411,831	323,184
Alumina	291,019	148,612	1,159,664	591,297
Redraw Rods	16,121	15,471	62,392	58,233
Extrusions	8,225	4,352	26,599	17,469
Rolled Products	47,007	22,328	178,494	77,069
Foils	6,482	4,833	26,177	18,560
Captive Power – Sent Out				
Renusagar	1,359	1,363	5,305	5,232
Co-generation	128	63	398	237
Hirakud	121	-	513	-
Total	1,608	1,426	6,216	5,469

The aluminium business has recorded an all round improvement in production across all segments. The company continues to focus on value added products. They constitute a significant portion of its total production.

Copper

Particulars	Unit	Q4 FY 05	Q4 FY 04	% Change	FY 05	FY 04	% Change
Copper Cathodes	MT	56414	50994	10.6	217136	186611	16.4
CC Copper Rods	MT	21371	24211	(11.7)	88298	91380	(3.4)
DAP/NPK	MT	72888	55284	31.8	286264	231903	23.4
Gold	Kg	877	2273	(61.4)	5155	6907	(25.4)
Silver	Kg	8853	9403	(5.9)	36595	31513	16.1

During the 4th Quarter, the Copper business' cathode Production at 56,414 MT was up by 10.6% over 50,994 MT in the corresponding quarter of the previous year. Di-Ammonium Phosphate and NPK is lower by 31.8% at 77,888 MT. The output of Continuous Cast Copper Rods is lower by 11.7% at 21,371 MT vis-à-vis 24,211 MT last year, against the earlier quarters which were satisfactory.

During the year, the Copper business mirrored a strong performance. Copper Cathode production rose by 16.7% to 217136 from 186,611 MT. Production of Di-Ammonium Phosphate and NPK increased by a substantial 23.4% from 2,31,903 MT to 2,86,264 MT. There was a marginal decline of 3.4% in the production of Continuous Cast Copper Rods from 91,380 MT to 88,298 MT.

Mines

The developmental work at the Nifty and the Mount Gordon mines in Australia, is progressing in line with plans. The shipment of concentrate from Mt. Gordon mines has commenced and concentrate supply form Nifty is slated to commence by mid FY 2006.

Moving into a high growth trajectory

Copper Brownfield Expansion Completed

The brownfield expansion in Copper business to double its capacity from 250,000 TPA to 500,000 TPA is on schedule. The commissioning trials at the new plant have already begun and commercial production is likely to commence soon. On completion, Birla Copper will become the world's largest custom smelter at a single location. It will catapult Hindalco into the league of the "Top-10 copper producers in the World".

Alumina Expansions underway

Hindalco's alumina plat expansion is on track. The alumina capacity at Muri is being raised from 110,000 TPA to 500,000 TPA. The project work is already in progress. The Company has also begun evaluation work for expanding the Belgaum refinery from 350,000 TPA to 650,000 TPA and that of high value special alumina capacity at Belgaum to 167,000 TPA from 91,000.

Aluminium expansion cum modernisation at Hirakud on track

Concurrent to the Alumina expansion, Hindalco is also augmenting it's smelter and captive power generation capacity at Hirakud. Metal capacity is being enhanced from 65,000 TPA to 146,000 TPA. The smelter modernization through conversion from the Soderberg technology to the more efficient Pre-bake technology is on. Power generation capacity is to increase to 317.5 MW, of which 100 MW will be commissioned in the first quarter of the current fiscal..

Utkal Alumina

Hindalco's joint venture with Alcan to set up a 1.0-1.5 Mn TPA alumina refinery in Orissa is to soon take-off. The company holds a 55% stake in the project. On completion, in 36 months from the commencing period, Hindalco will rank as one of the lowest cost producers of alumina in the world.

New Projects

The company has entered into MOUs with the respective governments for setting up of greenfield alumina and aluminium facilities in Orissa and Jharkhand.

Outlook

Aluminium

Global aluminium demand grew by 9.3% in 2004 on the back of strong demand from China. In 2005, demand is likely to grow moderately by 4-5% due to the softening demand growth in US, Western Europe and China as against last year.

Indian domestic consumption is up by 9.5% in FY 05 driven by a double digit growth in Aluminium forms of Castings, Extrusions and Wire Rods, consumed mainly in Transportation, Building and Electrical segments respectively. As the GDP growth for FY 06 is expected to be around 7%, the domestic aluminium demand is slated to grow at sustained levels of 8%.

Copper

Global copper consumption in 2005 is estimated to grow at a moderate 2.4% after a growth of 8.8% in 2004. China would continue to be the main driver of demand with a consumption growth of 9.5%. Given the increased availability of Copper Concentrates the supply- demand situation will equalize after experiencing a huge demand/supply gap of approx. 800 kilo tons in 2004.

In India the users segment such as winding wire, power cables, transformers industry and continued increased export of down stream products supporting higher Deemed Export sales help the copper sector chug along. However the industry is greatly disadvantaged as non-value added imports from Sri Lanka under the FTA continue to adversely impact the domestic sales.

A large number of Smelters are taking their annual maintenance shutdown during the 1st Qtr. of FY06. No major new Smelters other than those already in the pipeline are reported to come on stream. In a scenario of high copper and gold prices, mines would continue to produce more. The market would therefore remain in surplus, and hence the annual TC/RC for 2006 is expected to further improve in favour of the Smelters.

Outlook : Hindalco

The company remains confident of reaping a rich harvest from it's three- pronged strategy of growth with vertical integration, thrust on branding and a continued focus on value added products.

Hindalco foresees an encouraging business outlook and remains committed to pursuing value adding growth opportunities like:

I. Leveraging business synergies and high growth levels in alumina
II. Benefiting from expansion in Copper
III. Acquisition of additional Copper and Bauxite mines which will further growth and,
IV. Continuously evaluating various growth opportunities in Aluminium and Alumina

Hindalco Industries Limited
Regd. Office : Century Bhawan, Dr. Annie Besant Road, Worli, Mumbai -400025
Corporate Office : 'B' Wing, 3rd Floor, S. K. Ahire Marg, Worli, Mumbai– 400030, India

www.adityabirla.com, www.hindalco.com

***


HINDALCO
ADITYA BIRLA GROUP

Ref: AM:PVK:101:2005

Date:- 30th April, 2005

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington D.C. 20549,
United States of America.

Attn:- International Corporate Finance

Dear Sir,

Re:- Hindalco Industries Limited-
Rule 12g3-2(b) Exemption File No.82-3428

We write to inform you that at the Meeting of the Board of Directors of the Company, held on Saturday, the 30th April, 2005, the Directors of the Company have recommended to the Company's Shareholders about the payment of the following Dividends on Equity Shares for the Financial Year commencing on 1st April, 2004 upto 31st March, 2005, to the Company's Shareholders.

On 9,27,74,797 Equity Shares of Rs.10/- per Share @ **Rs.20.00** per fully paid-up Equity Share.

Please note that the Register of Members & Transfer Books of the Equity Shares of the Company will remain closed from Friday, the 1st July, 2005 to Tuesday, the 12th July, 2005 (both days inclusive).

All the Equity Shares received by the Company for transfer till the conclusion of the business hours on Tuesday, the 12th July, 2005 and BENPO provided by the Depository Companies giving details of Shareholders as on Friday, the 1st July, 2005, will be entitled for the above mentioned Equity Dividend for the Financial Year commencing on 1st April, 2004 upto 31st March, 2005.

The Dividend on the Equity Shares, as and when sanctioned, will be made payable to the Company's Equity Shareholders, who are entitled for the Dividend as on Tuesday, the 12th July, 2005 and the Warrants will be made encashable at par in accordance of arrangement made by the Company with the Bankers as per guidelines of Reserve Bank of India.

Please acknowledge.

Thanking you,

Yours faithfully,
for **Hindalco Industries Limited**



ANIL MALIK
Company Secretary